April 5, 2012

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn:    Mr. Kevin Woody – Accounting Branch Chief
Division of Corporation Finance

Re:	Equity Residential
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed February 24, 2012
File No. 1-12252

ERP Operating Limited Partnership
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed February 24, 2012
File No. 0-24920

Dear Mr. Woody:

Please find below our response to the comment letter dated March 22, 2012. Capitalized terms used herein and not defined have the same meaning as defined in the Notes to Consolidated Financial Statements of Equity Residential’s and ERP Operating Limited Partnership’s (collectively the “Company”) Combined Annual Report on Form 10-K for the year ended December 31, 2011.

Form 10-K for the fiscal year ended December 31, 2011

Item 2. Properties, page 26

1.
Please tell us and clarify your disclosure in future periodic reports to specifically note whether the properties currently in various stages of development and lease-up as disclosed are the total population of non-same store properties as of December 31, 2011. If not, please tell us how you will note the properties classified as non-same store properties in future periodic reports.

The properties currently in various stages of development and lease-up disclosed in the Development and Lease-Up Projects table on page 28 do not represent the total population of Non-Same Store Properties. Non-Same Store Properties include various acquisition properties, previously unconsolidated properties and certain lease-up properties not yet stabilized.

In the Development and Lease-Up Projects table on page 28, the projects under development, both wholly owned and unconsolidated, which consist of 2,480 apartment units, are not included in the Company’s unit count in the Portfolio Summary on page 27. As footnoted below the Company’s Portfolio Summary on page 27, “Projects under development are not included in the Portfolio Summary until construction has been completed, at which time they are included at their projected stabilized NOI.” The Non-Same Store Property set includes properties completed but not stabilized and the properties completed and stabilized during the quarter, which consist of 1,444 apartment

Mr. Kevin Woody
April 5, 2012

units, and are included in the Company’s unit count in the Portfolio Summary on page 27. These properties only remain in the Development and Lease-Up table on page 28 until they are stabilized (i.e. achieved 90% occupancy for three consecutive months) but will not be classified as Same Store Properties until they have been stabilized for both the current and comparable periods presented. There are a number of other properties that have previously completed the lease-up process and are stabilized (and have been removed from the Development and Lease-Up table on page 28) but have not been stabilized for both the current and comparable periods presented and thus, are classified as Non-Same Store Properties. In addition, the Company’s acquisition properties are not classified as Same Store Properties until each property has been owned for both the current and comparable periods presented.

In all future filings, the Company will provide a reconciliation of apartment units included in Same Store Properties to those included in Total Properties (as disclosed in the Portfolio Summary on page 27) below the following paragraph on page 39:

Properties that the Company owned for all of both 2011 and 2010 (the “2011 Same Store Properties”), which represented 101,312 apartment units, impacted the Company's results of operations. Properties that the Company owned for all of both 2010 and 2009 (the “2010 Same Store Properties”), which represented 112,042 apartment units, also impacted the Company's results of operations. Both the 2011 Same Store Properties and 2010 Same Store Properties are discussed in the following paragraphs.

The following table provides a reconciliation of apartment units included in Same Store Properties to those included in Total Properties for the periods outlined:

	Apartment Units	Apartment Units
	2011	2010
Same Store	101,312	112,042

Non-Same Store:
2011 acquisitions	6,198	—
2010 acquisitions	4,445	4,445
2009 acquisitions	—	816
Consolidation of previously unconsolidated
properties in 2010 (1)	1,043	1,603
Lease-up properties not yet stabilized (2)	4,073	5,794
Other	2	166
Total Non-Same Store	15,761	12,824
Military Housing (not consolidated)	4,901	4,738

Total Apartment Units	121,974	129,604

(1)
In 2010, the Company consolidated 1,811 apartment units that had previously been categorized as unconsolidated. Of these 1,811 apartment units, 208 apartment units were sold in 2010 and 560 apartment units were sold in 2011.

(2)
Includes properties in various stages of lease-up and properties where lease-up has been completed but the properties were not stabilized (achieved 90% occupancy for three consecutive months) for the comparable

Mr. Kevin Woody
April 5, 2012

periods presented.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 34

Current Environment, page 37

2.
Given the increase in development and redevelopment activities during fiscal year 2011 and those planned in fiscal year 2012, please provide in future periodic filings the total amount of capitalized expenditures, allocated amongst your reportable segments. In addition, please provide the amounts of payroll and associated costs of employees that have been capitalized for all periods presented.

In all future Form 10-Q and Form 10-K filings, the Company will revise its disclosure in the Reportable Segments footnote to the Consolidated Financial Statements on page F-56 to include capital expenditures allocated amongst its reportable segments as a line item below total assets.

During the years ended December 31, 2011, 2010 and 2009, the Company capitalized $11.6 million, $10.7 million and $13.7 million, respectively, of payroll and associated costs of employees directly responsible for and who spend their time on the supervision of development activities as well as major capital and/or renovation projects. In all future Form 10-Q and Form 10-K filings, the Company will revise its Cost Capitalization policy in the Critical Accounting Policies and Estimates section on page 54 and its disclosure of its Cost Capitalization policy in its Summary of Significant Accounting Policies footnote in all future Form 10-K filings to include this disclosure.

Results of Operations, page 38

3.	You indicate that the primary financial measure for evaluating each of your apartment buildings is net operating income. Please address the following:

a.
In future periodic filings, please reconcile Net operating income to Net income, not Operating income as currently presented and provide the required disclosures pursuant to Item 10(e) of Regulation S-K for your disclosure of NOI.

Item 10(e) of Regulation S-K states that “When one or more non-GAAP financial measures are included in a filing with the Commission, the registrant must include the following in the filing: a presentation, with equal or greater prominence, of the most directly comparable financial measure or measures calculated and presented in accordance with Generally Accepted Accounting Principles (GAAP).” Although the staff’s comments in 3a suggest that Net Income is the most directly comparable financial measure to net operating income, we believe that operating income is the most directly comparable financial measure calculated in accordance with GAAP and is directly traceable to the Company’s Consolidated Statements of Operations (see pages F-7 and F-15). The amounts excluded from net operating income are fee and asset management revenue, fee and asset management expense, depreciation, general and administrative expense and impairment.

We believe that the Company’s disclosure in Item 7 of its Annual Report on Form 10-K adequately complies with the requirements defined in Item 10(e) of Regulation S-K.

b.	Please define stabilized NOI and how such metric differs, if at all, from same-store NOI.

Mr. Kevin Woody
April 5, 2012

Same Store NOI represents actual results for the set of properties in the Company’s same store population (i.e. properties that were owned and stabilized for both the current and comparable periods). Stabilized NOI is the Company’s estimate of what NOI will be for a property once it has been 90% occupied for three consecutive months. This would be the starting point for inclusion in same store but that would not occur until a comparable period was also stabilized. The Company believes Stabilized NOI is helpful because it provides the reader with the Company’s current expectation of the property’s full earnings potential once the lease-up process has been completed and is a more complete picture of the Company’s exposure to a particular market.

In all future Form 10-K filings, we will include the following footnote to the % of Stabilized NOI column in the Portfolio Summary on page 27:

(1) % of Stabilized NOI includes actual NOI for properties that are stabilized and projected NOI at stabilization (defined as having achieved 90% occupancy for three consecutive months) for properties that are currently in various stages of lease-up.

Consolidated Financial Statements and Schedules, page F-1

Notes to Consolidated Financial Statements, page F-22

16. Commitments and Contingencies, page F-54

4.	We note your December 2011 joint acquisition of vacant land in New York City with Toll Brothers, Inc. Please address the following:

a.	Please tell us how you determined that such vacant land should be consolidated and reference the accounting literature relied upon.

The Company entered into this joint venture with Toll Brothers primarily to facilitate the completion of the core and the shell of the building. Following the completion of the core and the shell of the building, the operating agreement provides for the dissolution of the joint venture and the creation of a Master Condominium (“MC”) structure. Under the MC structure, the Company would wholly own its portion of the building (floors 2-22, the retail space on the first floor and its lobby on the first floor) and Toll Brothers would wholly own its portion of the building (floors 23-40 and its separate lobby on the first floor). The Company will have no ownership interest in Toll Brothers’ portion of the building nor will Toll Brothers have any ownership interest in the Company’s portion of the building.

In accordance with ASC 810-10-15-3, all reporting entities shall apply the guidance in the Consolidation Topic (ASC 810) to determine whether and how to consolidate another entity and apply the applicable Subsection as follows:
a.  If the reporting entity is within the scope of the Variable Interest Entities Subsections, it should first apply the guidance in those Subsections.
The Company considered the guidance in ASC 810-10-15-14 to determine whether the joint venture would qualify as a variable interest entity (“VIE”). The Company concluded that the

Mr. Kevin Woody
April 5, 2012

joint venture does not qualify as a VIE since it is a viable entity controlled by the equity holders, does not violate the other provisions that would require VIE classification (i.e. capital sufficiency, voting rights, anti-abuse clauses, etc.) and is controlled from within the joint venture.

In accordance with ASC 810-20-25-3, the general partners in a limited partnership are presumed to control that limited partnership regardless of the extent of the general partners' ownership interest in the limited partnership. This guidance also applies to managing members in Limited Liability Companies. The Company is the 63% owner and managing and administrative member of the joint venture and is responsible for managing the joint development process for which the Company will receive commensurate fees. Under the joint venture agreement, as the administrative member, the Company shall have primary authority and discretion in the management and control of the business which is evidenced by the following excerpt from the operating agreement:

The administrative member shall have primary authority and discretion in the management and control of the business of the venture for the purposes herein stated and to make all decisions affecting the business of the venture. In accordance therewith, the administrative member shall have (a) all the rights and powers of a managing member under applicable law, and (b) all authority, rights and powers in the management of the venture business to do any and all acts and things necessary, proper, appropriate, advisable, incidental or convenient to effectuate the purposes of this agreement, but all subject to the limitations, restrictions, conditions and requirements set forth in this agreement.

As a result, the Company is presumed to control the joint venture pursuant to this guidance. In accordance with ASC 810-20-25-5, this presumption can be overcome if Toll Brothers has substantive kick-out rights or substantive participating rights. Given that the Company can only be removed as administrative member for misconduct (hence not without cause), Toll Brothers does not possess substantive kick-out rights. As it relates to substantive participating rights, the Company has the primary authority and discretion in the management and control of the business of the joint venture, providing day-to-day management and oversight, subject only to a limited list of major decisions which require the consent of Toll Brothers. These major decisions are primarily protective in nature and include: (a) amendments or modifications to the joint venture agreement except as necessary to admit new members to the joint venture or to issue any additional membership interests; (b) any acquisition or sale of all or any portion of the assets of the joint venture, including, without limitation, the property; and (c) the dissolution or liquidation of the joint venture. While there are other major decisions which include: (a) approval of modifications or amendments to the business plan; (b) approval of change orders; and (c) approval of easements, indemnities, restrictions and other encumbrances, these approvals are not strong enough to be considered participating rights. As outlined in ASC 810-20-25-19 and as a result of the above, the Company believes the rights of Toll Brothers are protective in nature and are not sufficient to overcome the presumption of control in favor of the Company as the managing and administrative member of the joint venture.

Mr. Kevin Woody
April 5, 2012

Therefore, the Company has the power to direct the activities that most significantly impact the economic performance of the joint venture and, thus, the Company has consolidated the joint venture in its financial statements.

b.
Please tell us and disclose the level of Toll Brothers’ involvement in the joint venture developing and constructing the building. In your response, please address which entity has the power, through voting or similar rights, to direct the activities that most significantly impact the economic performance of the joint venture. In addition, please clarify what happens in situations where the parties do not agree and whether contractually one of the parties has the ability to break any deadlock.

As described above, the Company has the primary authority and discretion in the management and control of the business of the joint venture. The Company will provide day-to-day management and oversight so long as such actions do not constitute major decisions and will not conflict with the business plan. While major decisions are made jointly, the Company’s interest in the majority of the project’s economics combined with its other managing and administrative member and day-to-day development responsibilities provide it the power to direct the activities that most significantly impact the economic performance of the joint venture. The major decisions outlined in 4a above over which Toll Brothers has approval rights to are primarily protective in nature. Both the Company and Toll Brothers will meet periodically where the Company will report on shared development items and approvals and deliver copies of all contracts, plans, licenses, material correspondence and similar items.

In the event of a deadlock over a major decision, there will be an arbitration committee designated to make the final decision. The arbitration committee will consist of individuals from a variety of trades that are independent of both the Company and Toll Brothers and that are agreed upon by both the Company and Toll Brothers. As the major decisions are generally protective in nature, the purpose of the arbitration committee is to protect both the Company and Toll Brothers from the other’s potential unreasonable position on a major decision that is not in the spirit of the joint venture agreement and to resolve potential disputes without requiring litigation.

c.
Please tell us how you plan to allocate project construction and development costs between the rental and for sale portions of the property, including the building’s common areas. Please also address the ownership of the first floor of the building.

The terms of the joint venture operating agreement required the Company to fund 56.77% of the initial land purchase and 63% of the ongoing construction costs of the core and shell and Toll Brothers to fund 43.33% of the initial land purchase and 37% of the ongoing construction costs of the core and shell. The acquisition was financed through contributions by the Company and Toll Brothers of approximately $102.5 million and $75.7 million, respectively, which included deposits of $26.0 million and $17.5 million, respectively, to collateralize construction guarantees. The Company and Toll Brothers’ membership interests will be 63% and 37%, respectively, which represents their shared development percentage after closing. The remaining costs to complete the rental and for sale portions of the building will be funded individually by the Company and Toll Brothers, respectively, for their portions of the project. To the extent the costs specifically relate to the Company’s or Toll Brothers’ portion of the

Mr. Kevin Woody
April 5, 2012

building (i.e. specific identification), they will be separately tracked and capitalized to separate ledgers. To the extent the costs benefit both parties, the costs will be allocated based on the percentage ownership (i.e. 63% to the Company and 37% to Toll Brothers). The first floor of the building will ultimately contain retail space to be wholly owned and operated by the Company, a lobby for the rental portion of the building that will ultimately be wholly owned and operated by the Company and a separate lobby for the for sale portion of the building that will ultimately be wholly owned and operated by Toll Brothers.

d.	Please tell us how you will account for the deconsolidation of the for sale portion of the building to be acquired by Toll Brothers.

The Company entered into this joint venture with Toll Brothers primarily to facilitate the completion of the core and the shell of the building. Following the completion of the core and the shell of the building, the operating agreement provides for the dissolution of the joint venture and the creation of a MC structure. Under the MC structure, the Company would wholly own its portion of the building (floors 2-22, the retail space on the first floor and its lobby on the first floor) and Toll Brothers would wholly own its portion of the building (floors 23-40 and its separate lobby on the first floor). The Company will have no ownership interest in Toll Brothers’ portion of the building nor will Toll Brothers have any ownership in the Company’s portion of the building. As a result of the dissolution of the joint venture, the Company will deconsolidate Toll Brothers’ portion of the building at that time.

As outlined in 4c above, the Company will separately track its costs and Toll Brothers’ costs. Upon deconsolidation, the Company will remove Toll Brothers' specific and allocated costs from its Investment in Real Estate balance and reduce Toll Brothers’ noncontrolling interest balance. The Company does not anticipate any gain or loss will be recognized upon the deconsolidation of Toll Brothers’ portion of the project.

_________________________________

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or comments with respect to the foregoing, please do not hesitate to contact any of the undersigned at 312-474-1300.

Mr. Kevin Woody
April 5, 2012

Sincerely,

Equity Residential

ERP Operating Limited Partnership
By Equity Residential, its General Partner

/s/ Mark J. Parrell
Mark J. Parrell
Executive Vice President and
Chief Financial Officer

/s/ Ian S. Kaufman
Ian S. Kaufman
Senior Vice President and
Chief Accounting Officer

cc:	Michael Kamienski, Ernst & Young LLP
Gregory Hayes, DLA Piper LLP (US)